Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2021

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated November 3, 2021 and provides information concerning our results of operations and financial condition for the three and nine months ended and as at September 30, 2021. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and nine months ended September 30, 2021 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2020 (the “Annual MD&A”).

Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and the United States. GFL had more than 17,000 employees as of September 30, 2021.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”. Our tangible equity units (the “TEUs”) trade on the NYSE under the symbol “GFLU”. Each TEU is comprised of a prepaid stock purchase contract (a “Purchase Contract”) and a senior amortizing note (an “Amortizing Note”). On March 5, 2020, GFL completed its initial public offering (the “IPO”).

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources” contains forward-looking information and forward-looking statements which reflect the current view of management with respect to our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience, track record, perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following risk factors which are described in greater detail in the section entitled “Risk Factors” in our Annual Report and under the heading entitled “Key Risk Factors” included elsewhere in this MD&A; our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; changing governmental regulation, and risks associated with failing to comply; liabilities in connection with environmental matters; loss of municipal and other contracts; potential inability to renew or obtain new landfill or organic waste facility permits and agreements, and the cost of operation and/or future construction of existing landfills or organic waste facilities; our dependence on third party landfills and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flows to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health and safety and environmental risks; natural disasters, weather conditions and seasonality; loss of existing customers or inability to obtain new contracts; economic downturn may adversely impact our operating results and cause exposure to credit risks; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; introduction of new tax or accounting rules, laws or regulations; increases in insurance costs; climate change regulations that could increase cost to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; changing competitive dynamics for excess landfill capacity; litigation or regulatory or activist action; and health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A and in our Annual Report.

Our results for the three and nine months ended September 30, 2021 were impacted by acquisitions and our financing activities as well as organic growth during the period as a result, in part, from the pricing strategies that we have implemented and changes in volume. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the periods. During the three and nine months ended September 30, 2021, our performance was affected by the reduction in commercial activity as a result of the various measures primarily taken by the U.S. and Canadian governments in response to COVID-19. Finally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines backed by an extensive geography across Canada and the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in all three of our business lines.

Since 2007, we have completed over 170 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

Impact of COVID-19

Since the outbreak of the COVID-19 pandemic in March 2020, the U.S. and Canadian governments, as well as numerous state, provincial and local governments, implemented certain measures to slow the spread of the virus, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. In the first half of 2021, we saw these measures lifted or scaled back in many U.S. states resulting in an accelerated economic recovery. In Canada, many provincial governments introduced new increased measures and re-introduced former measures, resulting in a slower recovery in Canada. Some of these restrictions began to ease towards the end of the second quarter of 2021, however, a resurgence of cases in certain provinces during the third quarter resulted in the re-introduction of former measures or provinces maintaining their existing measures.

Our overall revenue remains heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is from secondary markets. The solid waste revenue we generate in major metropolitan centres or primary markets is primarily derived from municipal residential contracts. For the three and nine months ended September 30, 2021, we experienced higher volumes in our solid and liquid waste businesses due to an increase in service levels as COVID-19 restrictions eased in the markets that we serve. While construction projects in certain jurisdictions have been deemed essential services, due to the protracted duration of the COVID-19 pandemic, we continued to experience lower volumes in our infrastructure and soil remediation business in the three and nine months ended September 30, 2021, as a result of the delay of the commencement of new larger projects, despite the easing of COVID-19 restrictions. In addition, we continued to experience an adverse impact on our infrastructure and soil remediation margins due to the change in revenue mix resulting from fewer low volume, high frequency projects.

The impact of the COVID-19 pandemic on our business and future results of operations, financial condition and cash flows will depend largely on future developments, which are uncertain and continue to evolve, including the duration and spread of the virus in Canada and the United States, the continued roll-out, execution and effectiveness of vaccination programs, the severity of and actions taken to limit the spread of COVID-19, including variants, and the pace and extent to which normal economic and operating conditions resume in the markets that we serve.

2. Operating Results

Analysis of results for the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

($ millions except per share amounts)	Three months ended September 30, 2021	Three months ended September 30, 2020	Change	%
Revenue	$1,485.1	$1,036.0	$449.1	43.3%
Expense
Cost of sales	1,292.3	909.5	382.8	42.1
Selling, general and administrative expenses	152.3	104.4	47.9	45.9
Interest and other finance costs	97.0	94.9	2.1	2.2
Gain on divestiture	(31.4)	—	(31.4)	—
Other expenses	321.9	86.8	235.1	270.9
Loss before income taxes	(347.0)	(159.6)	(187.4)	117.4
Income tax recovery	(101.8)	(44.9)	(56.9)	(126.7)
Net loss	(245.2)	(114.7)	(130.5)	(113.8)
Loss per share, basic and diluted(1) ($)	(0.71)	(0.32)	0.39	121.9
Adjusted EBITDA(2)	$415.8	$281.2	$134.6	47.9%

($ millions except per share amounts)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change	%
Revenue	$3,986.0	$2,960.6	$1,025.4	34.6%
Expenses
Cost of sales	3,566.3	2,643.1	923.2	34.9
Selling, general and administrative expenses	422.0	363.6	58.4	16.1
Interest and other finance costs	328.9	459.7	(130.8)	(28.5)
Gain on divestiture	(66.9)	—	(66.9)	—
Other expenses	357.6	173.3	184.3	106.3
Loss before income taxes	(621.9)	(679.1)	57.2	8.4
Income tax recovery	(175.7)	(170.9)	(4.8)	(2.8)
Net loss	(446.2)	(508.2)	62.0	12.2
Loss per share, basic and diluted(1) ($)	(1.34)	(1.41)	0.07	5.0
Adjusted EBITDA(2)	$1,075.4	$765.5	$309.9	40.5%

	September 30, 2021	December 31, 2020	Change
Total assets	$18,125.6	$15,730.0	$2,395.6
Total cash	1,149.5	27.2	1,122.3
Total long-term debt	8,417.6	6,166.1	2,251.5
Total liabilities	12,597.7	10,050.7	2,547.0
Total shareholders’ equity	$5,527.9	$5,679.3	$(151.4)

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our Interim Financial Statements.
(2)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated:

	Three months ended September 30, 2021		Three months ended September 30, 2020(1)
($ millions)	Revenue	%	Revenue	%	Change	%
Residential	$320.8	21.6%	$261.5	25.2%	$59.3	22.7%
Commercial/industrial	481.9	32.4	326.5	31.5	155.4	47.6
Total collection	802.7	54.0	588.0	56.7	214.7	36.5
Landfill	184.6	12.4	73.9	7.1	110.7	149.8
Transfer	158.2	10.7	104.2	10.1	54.0	51.8
Material recovery	98.7	6.6	73.6	7.1	25.1	34.1
Other	67.3	4.5	51.6	5.0	15.7	30.4
Solid waste	1,311.5	88.2	891.3	86.0	420.2	47.1
Infrastructure and soil remediation	139.9	9.4	135.1	13.1	4.8	3.6
Liquid waste	216.6	14.6	122.3	11.8	94.3	77.1
Intercompany revenue	(182.9)	(12.2)	(112.7)	(10.9)	(70.2)	62.3
Revenue	$1,485.1	100.0%	$1,036.0	100.0%	$449.1	43.3%

	Nine months ended September 30, 2021		Nine months ended September 30, 2020(2)
($ millions)	Revenue	%	Revenue	%	Change	%
Residential	$913.3	22.9%	$762.7	25.8%	$150.6	19.7%
Commercial/industrial	1,358.5	34.1	931.9	31.5	426.6	45.8
Total collection	2,271.8	57.0	1,694.6	57.3	577.2	34.1
Landfill	485.5	12.2	205.1	6.9	280.4	136.7
Transfer	442.8	11.1	289.4	9.8	153.4	53.0
Material recovery	265.1	6.7	186.1	6.3	79.0	42.5
Other	183.0	4.6	171.2	5.8	11.8	6.9
Solid waste	3,648.2	91.6	2,546.4	86.1	1,101.8	43.3
Infrastructure and soil remediation	390.7	9.8	401.7	13.6	(11.0)	(2.7)
Liquid waste	444.4	11.1	334.4	11.3	110.0	32.9
Intercompany revenue	(497.3)	(12.5)	(321.9)	(11.0)	(175.4)	(54.5)
Revenue	$3,986.0	100.0%	$2,960.6	100.0%	$1,025.4	34.6%

(1) Includes reclassification of $1.5 million from Other into Liquid waste and $0.8 million from Other into Infrastructure and soil remediation.

(2) Includes reclassification of $3.0 million from Other into Liquid waste and $2.2 million from Other into Infrastructure and soil remediation.

On a consolidated basis, revenue for the three months ended September 30, 2021 increased by $449.1 million to $1,485.1 million compared to the three months ended September 30, 2020. The increase is primarily attributable to the impact of acquisitions completed since July 1, 2020 which accounted for approximately $407.4 million of the increase, the majority of which was in our solid waste business. Strong pricing and volume increases realized in conjunction with the easing of COVID-19 restrictions also contributed to the increase. Changes in foreign exchange rates decreased revenue by $29.7 million. Highlights of the changes in revenue during the three months ended September 30, 2021, excluding the impact of acquisitions include:

•	Solid waste revenue increased by 8.2%, including 5.8% from core pricing, surcharge and commodity price increases and 2.4% from positive volume, which was driven by higher volume across our collection and post collection operations as COVID-19 restrictions eased throughout our markets. Changes in foreign exchange rates decreased revenue by 3.4%.

•	Infrastructure and soil remediation revenue increased by 1.3%, predominantly attributable to higher soil volumes processed at our facilities as COVID-19 restrictions eased. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Despite the recent easing of restrictions, we continued to see delays with the commencement of new large projects and a reduced level of activity from low volume, high frequency soil remediation customers, both of which temporarily reduced the volume of contaminated soils in the markets that we serve. Changes in foreign exchange rates decreased revenue by 0.5%.

•	Liquid waste revenue increased by 4.4%, primarily due to increased industrial collection and processing activity resulting from customers’ operations resuming as COVID-19 restrictions eased. Changes in foreign exchange rates decreased revenue by 2.0%.

On a consolidated basis, revenue for the nine months ended September 30, 2021 increased by $1,025.4 million to $3,986.0 million compared to the nine months ended September 30, 2020. The increase is predominantly attributable to the impact of acquisitions completed since January 1, 2020 which accounted for approximately $973.8 million of the increase, the majority of which was in our solid waste business. Strong pricing and positive volumes realized in conjunction with the easing of COVID-19 restrictions also contributed to the increase. Offsetting these increases were negative volumes in our infrastructure and soil remediation lines of business. Changes in foreign exchange rates decreased revenue by $121.2 million. Highlights of the changes in revenue during the nine months ended September 30, 2021 excluding the impact of acquisitions include:

•	Solid waste revenue increased by 8.2%, including 5.1% from core pricing, surcharge and commodity price increases and 3.1% from positive volume, which was driven by higher volume across all of our collection and post collection operations as COVID-19 restrictions eased throughout our markets. Changes in foreign exchange rates decreased revenue by 4.9%.

•	Infrastructure and soil remediation revenue decreased by 6.1%, a decline predominantly attributable to a reduction in soil volumes processed at our facilities. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Despite the recent easing of restrictions, we continued to see delays with the commencement of new large projects and a reduced level of activity from low volume, high frequency soil remediation customers, both of which temporarily reduced the volume of contaminated soils in the markets that we serve. Changes in foreign exchange rates decreased revenue by 0.7%.

•	Liquid waste revenue increased by 3.6%, predominantly due to higher volumes as a result of customers’ operations resuming as COVID-19 restrictions eased. Changes in foreign exchange rates decreased revenue by 2.7%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated:

	Three months ended September 30, 2021		Three months ended September 30, 2020(1)
($ millions)	Cost	% of Revenue	Cost	% of Revenue	Change	%
Transfer and disposal costs	$316.2	21.3%	$242.8	23.4%	$73.4	30.2%
Labour and benefits	344.7	23.2	250.2	24.2	94.5	37.8
Maintenance and repairs	129.1	8.7	92.0	8.8	37.1	40.3
Fuel	59.7	4.0	34.1	3.3	25.6	75.1
Other cost of sales	104.1	7.0	62.1	6.0	42.0	67.6
Subtotal	953.8	64.2	681.2	65.7	272.6	40.0
Depreciation expense	219.4	14.8	118.1	11.4	101.3	85.8
Amortization of intangible assets	113.3	7.6	109.3	10.6	4.0	3.7
Acquisition, rebranding and other integration costs	5.8	0.4	0.9	0.1	4.9	544.4
Cost of sales	$1,292.3	87.0%	$909.5	87.8%	$382.8	42.1%

	Nine months ended September 30, 2021		Nine months ended September 30, 2020(2)
($ millions)	Cost	% of Revenue	Cost	% of Revenue	Change	%
Transfer and disposal costs	$855.2	21.5%	$674.3	22.8%	$180.9	26.8%
Labour and benefits	927.3	23.3	726.2	24.5	201.1	27.7
Maintenance and repairs	359.1	9.0	261.6	8.8	97.5	37.3
Fuel	162.0	4.1	104.1	3.5	57.9	55.6
Other cost of sales	282.8	7.0	194.7	6.7	88.1	45.2
Subtotal	2,586.4	64.9	1,960.9	66.3	625.5	31.9
Depreciation expense	629.5	15.8	352.6	11.9	276.9	78.5
Amortization of intangible assets	334.5	8.4	319.5	10.8	15.0	4.7
Acquisition, rebranding and other integration costs	15.9	0.4	10.1	0.3	5.8	57.4
Cost of sales	$3,566.3	89.5%	$2,643.1	89.3%	$923.2	34.9%

(1)	Includes reclassification of $2.7 million from Fuel and $1.3 million from Other cost of sales into Maintenance and repairs in the amount of $4.0 million.
(2)	Includes reclassification of $7.9 million from Fuel and $3.9 million from Other cost of sales into Maintenance and repairs in the amount of $11.8 million.

Cost of sales increased by $382.8 million to $1,292.3 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, predominantly attributable to the impact of acquisitions. Cost of sales as a percentage of revenue for the three months ended September 30, 2021 decreased by 80 basis points to 87.0% compared to the three months ended September 30, 2020. Changes in the individual cost categories as a percentage of revenue were primarily the result of the impact of the business mix, in conjunction with increased labour cost pressure from tight labour markets which drove up wage rates, training costs and overtime as well as other inflationary cost pressures. Fuel as a percentage of revenue increased by 70 basis points to 4.0% compared to the three months ended September 30, 2020. Partially offsetting the cost increases were cost savings from our continued focus on cost management and enhancing efficiency. The increase in depreciation expense as a percentage of revenue was attributable to the impact of purchase accounting for recent acquisitions. Excluding depreciation expense, amortization of intangible assets, and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the three months ended September 30, 2021 decreased by 150 basis points to 64.2% compared to the three months ended September 30, 2020.

Cost of sales increased by $923.2 million to $3,566.3 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, predominantly attributable to the impact of acquisitions. Cost of sales as a percentage of revenue for the nine months ended September 30, 2021 increased by 20 basis points to 89.5% compared to the nine months ended September 30, 2020. Changes in the individual cost categories as a percentage of revenue were predominantly the result of the impact of business mix, in conjunction with increased labour cost pressure from tight labour markets which drove up wage rates, training costs and overtime as well as other inflationary cost pressures. Fuel as a percentage of revenue increased by 60 basis points to 4.1% compared to the nine months ended September 30, 2020. Additional costs of risk management related to insurance and COVID-19 also contributed to the increase in cost of sales as compared to the nine months ended September 30, 2020. Partially offsetting the cost increases were cost savings from our continued focus on cost management and enhancing efficiency. The increase in depreciation expense as a percentage of revenue was attributable to the impact of purchase accounting for recent acquisitions. Excluding depreciation expense, amortization of intangible assets, and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the nine months ended September 30, 2021 decreased by 140 basis points to 64.9% compared to the nine months ended September 30, 2020.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated:

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	Change	%
Salaries and benefits	$75.0	$47.4	$27.6	58.2%
Share-based payments	10.9	7.2	3.7	51.4
Other	40.5	26.2	14.3	54.6
Subtotal	126.4	80.8	45.6	56.4
Depreciation expense	8.1	6.5	1.6	24.6
Transaction costs	17.8	17.1	0.7	4.1
Selling, general and administrative expenses	$152.3	$104.4	$47.9	45.9%

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change	%
Salaries and benefits	$212.7	$151.8	$60.9	40.1%
Share-based payments	31.2	27.1	4.1	15.1
Other	111.5	84.2	27.3	32.4
Subtotal	355.4	263.1	92.3	35.1
Depreciation expense	23.4	18.3	5.1	27.9
Transaction costs	43.2	36.0	7.2	20.0
IPO transaction costs	—	46.2	(46.2)	—
Selling, general and administrative expenses	$422.0	$363.6	$58.4	16.1%

SG&A increased by $47.9 million to $152.3 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since July 1, 2020. SG&A as a percentage of revenue was 10.3% for the three months ended September 30, 2021, compared to 10.1% for the three months ended September 30, 2020. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 8.5% for the three months ended September 30, 2021, compared to 7.8% for the three months ended September 30, 2020.

SG&A increased by $58.4 million to $422.0 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The increase was predominantly attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2020. There were also increased costs of risk management associated with being a public company for the nine months ended September 30, 2021. SG&A as a percentage of revenue was 10.6% for the nine months ended September 30, 2021 compared to 12.3% for the nine months ended September 30, 2020. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue was 8.9% for the nine months ended September 30, 2021, unchanged from the same period in the prior year.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated:

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	Change	%
Interest	$81.0	$87.3	$(6.3)	(7.2)%
Amortization of deferred finance costs	6.8	3.4	3.4	100.0
Accretion of landfill closure and post-closure obligations	3.7	1.6	2.1	131.3
Other financing costs	5.5	2.6	2.9	111.5
Interest and other finance costs	$97.0	$94.9	$2.1	2.2%

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change	%
Interest	$232.6	$287.1	$(54.5)	(19.0)%
Loss on extinguishment of debt	49.3	133.2	(83.9)	(63.0)
Amortization of deferred finance costs	17.9	26.0	(8.1)	(31.2)
Accretion of landfill closure and post-closure obligations	11.0	4.8	6.2	129.2
Other finance costs	18.1	8.6	9.5	110.5
Interest and other finance costs	$328.9	$459.7	$(130.8)	(28.5)%

Interest and other finance costs increased by $2.1 million to $97.0 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. This change was predominately due to the accelerated amortization of the remaining deferred finance costs related to our Revolving Credit Facility as a result of the recent amendment to our Revolving Credit Agreement. The increase was partially offset by a decrease in interest expense for the three months ended September 30, 2021 driven primarily by a lower average interest rate on the long-term debt balance outstanding.

Interest and other finance costs decreased by $130.8 million to $328.9 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. In the prior period a loss of $133.2 million was realized on the extinguishment of long-term debt that was repaid at the time of our IPO, compared to a loss of $49.3 million for the nine months ended September 30, 2021 related to the repayment of the 8.500% 2027 Notes. Interest expense of $232.6 million for the nine months ended September 30, 2021 was $54.5 million lower than the same period in the prior year, a decrease driven primarily by a lower average interest rate on the long-term debt balance outstanding. Additionally, amortization of deferred finance costs of $17.9 million for the nine months ended September 30, 2021 was $8.1 million lower than the same period in the prior year.

Other Income and Expenses

The following tables summarize other income and expenses for the periods indicated:

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	Change	%
Loss (gain) on foreign exchange	$111.6	$(22.0)	$133.6	(607.3)%
Mark-to-market loss on Purchase Contracts	208.6	107.5	101.1	94.0
Loss on sale of property and equipment	1.7	0.3	1.4	466.7
Deferred purchase consideration	—	$1.0	(1.0)	—%
Other expenses	$321.9	$86.8	$235.1	270.9%

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change	%
Loss on foreign exchange	$35.3	$75.6	$(40.3)	(53.3)%
Mark-to-market loss on Purchase Contracts	319.6	93.3	226.3	242.6
Loss on sale of property and equipment	2.7	2.4	0.3	12.5
Deferred purchase consideration	—	2.0	(2.0)	—
Other expenses	$357.6	$173.3	$184.3	106.3%

Other expenses increased by $235.1 million to $321.9 million for the three months ended September 30, 2021, compared to other expenses of $86.8 million for the three months ended September 30, 2020. This change was primarily due to a $208.6 million non-cash loss on the revaluation of Purchase Contracts and a $111.6 million non-cash foreign exchange loss arising from the revaluation of TEUs and the unhedged portion of our U.S dollar denominated debt to Canadian dollars based on the foreign exchange rate as of September 30, 2021.

Other expenses increased by $184.3 million to $357.6 million for the nine months ended September 30, 2021, compared to other expenses of $173.3 million for the nine months ended September 30, 2020. This change was primarily due to a $319.6 million non-cash loss on the revaluation of Purchase Contracts and a $35.3 million non-cash foreign exchange loss arising from the revaluation of TEUs and the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as of September 30, 2021.

Divestitures

During the nine months ended September 30, 2021, we completed divestitures for aggregate sale proceeds of $157.6 million (US$126.4 million) for an aggregate net gain of $66.9 million. These divestitures included certain landfill assets and hauling and ancillary operations.

Income Tax Recovery

Net income tax recovery increased by $56.9 million to $101.8 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. The increase was predominantly due to incremental tax losses related to increased depreciation expense from acquisitions, the non-cash loss on the revaluation of Purchase Contracts and non-cash foreign exchange loss, partially offset by a gain on divestiture.

Net income tax recovery increased by $4.8 million to $175.7 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was predominantly due to incremental tax losses related to increased depreciation expense from acquisitions, the non-cash loss on the revaluation of Purchase Contracts, and the non- cash foreign exchange loss, partially offset by a gain on divestiture. Our basis for recording income tax recoveries is due to the offsetting of deferred tax liabilities on our balance sheet.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and infrastructure and soil remediation services. Our operating segments are: Solid waste, which includes hauling, landfill, transfers and material recovery facilities; Infrastructure and soil remediation; and Liquid waste.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the operating segments based on several factors, including revenue and Adjusted EBITDA.

Analysis of results for the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended September 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid waste
Canada	$430.3	$(52.9)	$377.4	$116.5
USA	881.2	(102.6)	778.6	250.5
Solid waste	1,311.5	(155.5)	1,156.0	367.0
Infrastructure and soil remediation	139.9	0.8	140.7	29.8
Liquid waste	216.6	(28.2)	188.4	53.8
Corporate	—	—	—	(34.8)
	$1,668.0	$(182.9)	$1,485.1	$415.8

	Three months ended September 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid waste
Canada	$380.4	$(50.7)	$329.7	$96.9
USA	510.9	(49.3)	461.6	145.4
Solid waste	891.3	(100.0)	791.3	242.3
Infrastructure and soil remediation	135.1	(2.1)	133.0	27.0
Liquid waste	122.3	(10.6)	111.7	32.0
Corporate	—	—	—	(20.1)
	$1,148.7	$(112.7)	$1,036.0	$281.2

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Nine months ended September 30, 2021
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid waste
Canada	$1,177.2	$(148.3)	$1,028.9	$304.5
USA	2,471.0	(289.3)	2,181.7	698.0
Solid waste	3,648.2	(437.6)	3,210.6	1,002.5
Infrastructure and soil remediation	390.7	(7.8)	382.9	69.6
Liquid waste	444.4	(51.9)	392.5	102.0
Corporate	—	—	—	(98.7)
	$4,483.3	$(497.3)	$3,986.0	$1,075.4

	Nine months ended September 30, 2020
	Gross Revenue	Intercompany Revenue	Revenue(2)	Adjusted EBITDA(1)(3)
Solid waste
Canada	$1,046.7	$(137.7)	$909.0	$250.6
USA	1,499.7	(145.7)	1,354.0	427.4
Solid waste	2,546.4	(283.4)	2,263.0	678.0
Infrastructure and soil remediation	401.7	(6.8)	394.9	75.2
Liquid waste	334.4	(31.7)	302.7	71.8
Corporate	—		—	(59.5)
	$3,282.5	$(321.9)	$2,960.6	$765.5

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.
(2)	Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.
(3)	Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

Solid Waste — Canada Operating Segment

Revenue increased by $47.7 million to $377.4 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. The increase was due in part to acquisitions completed since July 1, 2020, which contributed approximately $21.6 million of revenue, $11.5 million from price and surcharge increases and $7.6 million from higher selling prices for the saleable commodities generated from our material recovery facility (“MRF”) operations. The amount of price and surcharge increases were higher than the same period in the prior year, as a result of the continued execution of our pricing strategies for our commercial and industrial business as well as strong consumer price index (“CPI”) adjustments on certain municipal collection contracts. Volume increased revenue by $6.9 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily from higher volumes in our commercial and residential collection, MRF processing, landfill and organic waste operations due to an increase in service levels as COVID-19 restrictions eased.

Revenue increased by $119.9 million to $1,028.9 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was due in part to acquisitions completed since January 1, 2020, which contributed approximately $31.6 million of revenue, $32.2 million from price and surcharge increases and $15.3 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were higher than the nine months ended September 30, 2020, as a result of the continued execution of our pricing strategies as well as strong CPI adjustments on certain municipal contracts. Volume increased revenue by $40.7 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, predominantly from volumes in our MRF operations as a result of the commencement of new MRF processing contracts in both Eastern and Western Canada as well as higher volumes in our commercial collection, landfill and organic waste businesses due to an increase in service levels as COVID-19 restrictions eased. Partially offsetting these increases were lower volumes in our residential and industrial collection and transfer station businesses due to a decrease in service levels attributable to COVID-19.

Adjusted EBITDA increased by $19.6 million to $116.5 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 30.9% for the three months ended September 30, 2021, an increase of 150 basis points as compared to the three months ended September 30, 2020. The increase is attributable to the continued realization of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin. The net benefit of the higher selling prices for saleable commodities partially offset by the higher volume of lower margin MRF processing activity also contributed to margin expansion, however, these benefits were partially offset by rising fuel costs.

Adjusted EBITDA increased by $53.9 million to $304.5 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 29.6% for the nine months ended September 30, 2021, an increase of 200 basis points as compared to the nine months ended September 30, 2020. The increase is predominantly attributable to the continued realization of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin. Additionally, the impact of one less day in the nine months ended September 30, 2021 on account of 2020 being a leap year and the net benefit of the higher selling prices for saleable commodities partially offset by the higher volume of lower margin MRF processing activity, also contributed to the margin expansion, however, these benefits were partially offset by rising fuel costs.

Solid Waste — USA Operating Segment

Revenue increased by $317.0 million to $778.6 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. The increase was predominately due to acquisitions completed since July 1, 2020 which contributed approximately $305.0 million of revenue, $22.3 million from price and surcharge increases and $4.6 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue by $12.3 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, predominantly from increased collection and post collection businesses, due to an increase in service levels as COVID-19 restrictions eased. Strengthening of the Canadian dollar against the U.S dollar for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, decreased revenue by $26.9 million.

Revenue increased by $827.7 million to $2,181.7 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was predominately due to acquisitions completed since January 1, 2020 which contributed approximately $840.1 million of revenue, $60.7 million from price and surcharge increases and $8.1 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume increased revenue by $29.4 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominantly from increased volumes in our collection and post collection businesses, due to an increase in service levels as COVID-19 restrictions eased. Strengthening of the Canadian dollar against the U.S. dollar for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, decreased revenue by $110.3 million.

Adjusted EBITDA increased by $105.1 million to $250.5 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 32.2% for the three months ended September 30, 2021, an increase of 70 basis points compared to the three months ended September 30, 2020. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Partially offsetting this decrease was the impact of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The net benefit of the higher selling prices for saleable commodities also contributed to margin expansion, however, these benefits were partially offset by rising fuel costs.

Adjusted EBITDA increased by $270.6 million to $698.0 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 32.0% for the nine months ended September 30, 2021, an increase of 40 basis points compared to the nine months ended September 30, 2020. The increase is predominantly attributable to organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage. The incremental revenue from acquisitions contributed Adjusted EBITDA margins lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Additionally, the impact of one less day in the nine months ended September 30, 2021 on account of 2020 being a leap year and the benefit of the higher selling prices for saleable commodities also contributed to the margin expansion, however, these benefits were partially offset by rising fuel costs.

Infrastructure and Soil Remediation Operating Segment

Revenue increased by $7.7 million to $140.7 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, predominately attributable to acquisitions completed since July 1, 2020, which contributed approximately $6.7 million in revenue and higher soil volumes processed at our facilities. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Despite the recent easing of restrictions, we continued to see delays with the commencement of new large projects and a reduced level of activity from low volume, high frequency soil remediation customers, both of which temporarily reduced the volume of contaminated soils in the markets that we serve. Strengthening of the Canadian dollar against the U.S. dollar for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, decreased revenue by $0.7 million.

Revenue decreased by $12.0 million to $382.9 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominantly attributable to a reduction in soil volumes processed at our facilities, partially offset by acquisitions completed since January 1, 2020, which contributed approximately $14.8 million in revenue. The substantial majority of our infrastructure and soil remediation revenues are generated in Eastern Canada and the U.S. North East, two regions that continued to be impacted by measures implemented by governments to limit the spread of COVID-19. Despite the recent easing of restrictions, we continued to see delays with the commencement of new large projects and a reduced level of activity from low volume, high frequency soil remediation customers, both of which temporarily reduced the volume of contaminated soils in the markets that we serve. Strengthening of the Canadian dollar against the U.S. dollar for nine months ended September 30, 2021, compared to the nine months ended September 30, 2020 decreased revenue by $2.6 million.

Adjusted EBITDA increased by $2.8 million to $29.8 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 21.2% for the three months ended September 30, 2021, an increase of 90 basis points compared to the three months ended September 30, 2020. The increase in Adjusted EBITDA margin is predominantly attributable to the impact of the change in revenue and operating leverage associated with the volume recovery.

Adjusted EBITDA decreased by $5.6 million to $69.6 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 18.2% for the nine months ended September 30, 2021, a decrease of 80 basis points compared to the nine months ended September 30, 2020. The decrease in Adjusted EBITDA margin was predominantly attributable to the impact of the change in revenue and volume mix.

Liquid Waste Operating Segment

Revenue increased by $76.7 million to $188.4 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020. Acquisitions completed since July 1, 2020 drove approximately $74.1 million in increased revenue. In addition to the contribution from acquisitions, revenue organically grew by $4.9 million, predominantly as a result of increased industrial collection and processing activity as COVID-19 restrictions eased and customers’ operations began to resume. Strengthening of the Canadian dollar against the U.S. dollar for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, decreased revenue by $2.2 million.

Revenue increased by $89.8 million to $392.5 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. Acquisitions completed since January 1, 2020, drove approximately $87.2 million in increased revenue. In addition to the contribution from acquisitions, revenue organically grew by $10.8 million, predominantly as a result of higher volumes as COVID-19 restrictions eased and customers’ operations began to resume. Strengthening of the Canadian dollar against the U.S. dollar for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, decreased revenue by $8.2 million.

Adjusted EBITDA increased by $21.8 million to $53.8 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 28.6% for both the three months ended September 30, 2021 and September 30, 2020. Pricing initiatives, variable cost controls, and the operating leverage associated with the volume recovery favourably impacted Adjusted EBITDA margin for the three months ended September 30, 2021. Offsetting these increases was the incremental revenue from acquisitions which contributed Adjusted EBITDA margins lower than the existing base business as well as rising fuel costs.

Adjusted EBITDA increased by $30.2 million to $102.0 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 26.0% for the nine months ended September 30, 2021, an increase of 230 basis points compared to the nine months ended September 30, 2020. Pricing initiatives, variable cost controls, and the operating leverage associated with the volume recovery favourably impacted Adjusted EBITDA margin for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. Offsetting these increases was the incremental revenue from acquisitions which contributed Adjusted EBITDA margins lower than the existing base business as well as rising fuel costs.

Corporate

Corporate costs increased by $14.7 million to $34.8 million for the three months ended September 30, 2021, compared to the three months ended September 30, 2020 and by $39.2 million to $98.7 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. Corporate costs as a percentage of revenue were 2.3% for the three months ended September 30, 2021, an increase of 40 basis points compared to corporate costs as a percentage of revenue for the three months ended September 30, 2020, and were 2.5% for the nine months ended September 30, 2021, an increase of 50 basis points compared to the nine months ended September 30, 2020. The increase in both periods was predominately attributable to additional headcount and overhead costs to support the growth in the business, including additional cost of risk management and professional costs associated with being a public company.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash on hand, cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividend and fund certain tuck in acquisitions consistent with our strategy.

Cash Flows

Cash Flows for the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	Change	%
Cash flows from operating activities	$223.9	$256.7	$(32.8)	(12.8)%
Cash flows used in investing activities	(1,133.4)	(105.8)	(1,027.6)	(971.3)
Cash flows from financing activities	1,734.6	942.1	792.5	84.1
Increase in cash	825.1	1,093.0
Changes due to foreign exchange revaluation of cash	14.0	0.3
Cash, beginning of period	310.4	723.9
Cash, end of period	$1,149.5	$1,817.2

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change	%
Cash flows from operating activities	$614.1	$338.7	$275.4	81.3%
Cash flows used in investing activities	(1,550.6)	(1,459.7)	(90.9)	(6.2)
Cash flows from financing activities	2,065.4	2,364.2	(298.8)	(12.6)
Increase in cash	1,128.9	1,243.2
Changes due to foreign exchange revaluation of cash	(6.6)	(0.8)
Cash, beginning of period	27.2	574.8
Cash, end of period	$1,149.5	$1,817.2

Operating Activities

Cash flows from operating activities decreased by $32.8 million to $223.9 million for the three months ended September 30, 2021, compared to cash flows from operating activities of $256.7 million for the three months ended September 30, 2020. This decrease was predominantly attributable to an incremental investment in working capital and $37.4 million of incremental cash interest paid, partially offset by an increase in Adjusted EBITDA for the three months ended September 30, 2021.

Changes in non-cash working capital items resulted in a use of cash of $74.0 million for the three months ended September 30, 2021, as compared to a source of cash of $31.1 million for the three months ended September 30, 2020. The period on period change of $105.1 million was predominantly a result of organic revenue growth, an incremental investment as a result of our acquisitions and the timing of collections given one less work day as a result of the inaugural federal holiday in Canada. This drove a $148.2 million increase in accounts receivable, a $3.4 million increase in prepaid expenses and other assets, and a $46.3 million increase in accounts payable and accrued liabilities.

Cash flows from operating activities increased by $275.4 million to $614.1 million for the nine months ended September 30, 2021, compared to cash flows from operating activities of $338.7 million for the nine months ended September 30, 2020. This increase was predominantly attributable to an increase in Adjusted EBITDA and a reduction of $30.2 million of cash interest paid, partially offset by an incremental investment in working capital during the nine months ended September 30, 2020. Included in the prior year period was $109.1 million of IPO related transaction costs (comprised of $73.8 million of prepayment penalties, $46.2 million of IPO transaction costs, $30.2 million of prepayment premium and a $41.1 million gain on settlement of extinguished swap arrangements).

Changes in non-cash working capital items resulted in a use of cash of $118.0 million for the nine months ended September 30, 2021 compared to a use of cash of $51.4 million for the nine months ended September 30, 2020. The period on period change of $66.6 million was predominantly attributable to organic revenue growth, an incremental investment as a result of our acquisitions and the timing of collections given one less work day as a result of the inaugural federal holiday in Canada. This drove a $137.7 million increase in accounts receivable, a $70.1 million increase in accounts payable and accrued liabilities, and a $1.0 million decrease in prepaid and other assets.

Investing Activities

Cash used in investing activities increased by $1,027.6 million to $1,133.4 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The increase was predominantly related to acquisition expenditures which increased by $1,073.7 million to $1,099.9 million for the three months ended September 30, 2021, as compared to acquisition expenditures of $26.2 million for the three months ended September 30, 2020. Capital expenditures increased by $49.0 million to $134.7 million for the three months ended September 30, 2021, compared to capital expenditures of $85.7 million for the three months ended September 30, 2020. This was partially offset by proceeds on disposals of assets which increased by $95.1 million to $101.2 million for the three months ended September 30, 2021, which included the proceeds on divestiture, compared to proceeds on disposals of assets of $6.1 million for the three months ended September 30, 2020.

Cash used in investing activities increased by $90.9 million to $1,550.6 million for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020. The increase was predominantly related to acquisition expenditures which increased by $138.7 million to $1,303.2 million for the nine months ended September 30, 2021, compared to acquisition expenditures of $1,164.5 million for the nine months ended September 30, 2020. Capital expenditures increased by $112.1 million to $417.8 million for the nine months ended September 30, 2021, as compared to capital expenditures of $305.7 million for the nine months ended September 30, 2020. This was partially offset by proceeds on disposals of assets which increased by $159.9 million to $170.4 million for the nine months ended September 30, 2021, which included the proceeds on divestitures, compared to proceeds on disposals of assets of $10.5 million for the nine months ended September 30, 2020.

Financing Activities

Cash from financing activities increased by $792.5 million to $1,734.6 million for the three months ended September 30, 2021, compared to cash inflows of $942.1 million for the three months ended September 30, 2020. The increase was primarily due to the issuance of long-term debt of $1,848.8 million, partially offset by the repayment of long-term debt of $46.3 million during the three months ended September 30, 2021, compared to the issuance of long-term debt of $1,030.9 million, partially offset by the repayment of long-term debt of $29.7 million for three months ended September 30, 2020.

Cash from financing activities decreased by $298.8 million to $2,065.4 million for the nine months ended September 30, 2021, compared to cash inflows of $2,364.2 million for the nine months ended September 30, 2020. The decrease was primarily due to the issuance of long-term debt of $3,610.1 million, partially offset by the repayment of long-term debt of $1,371.6 million, contingent purchase consideration of $19.6 million and dividends of $13.1 million for the nine months ended September 30, 2021, compared to the issuance of $3,257.6 million of share capital, $1,006.9 million of TEUs, and the issuance of long-term debt of $2,631.8 million, partially offset by the repayment of long-term debt of $4,427.5 million in the prior year period as a result of our IPO.

Available Sources of Liquidity

On September 27, 2021, we amended our credit facility agreement (the “Revolving Credit Agreement”) to, among other things, (a) modify the applicable pricing grid, (b) extend the term to September 27, 2026, (c) increase the Revolving Credit Facility (defined below) by an additional $200.0 million, and (d) add a delayed draw term loan of up to $500.0 million to finance acquisitions (the “Term Loan A Facility”).

Under our Revolving Credit Agreement, we have access to a $905.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

As of September 30, 2021, we had $428.4 million drawn under the Revolving Credit Facility ($148.8 million as of December 31, 2020) and $500.0 million under the Term Loan A Facility.

Our Revolving Credit Agreement contains a Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition (as defined in the Revolving Credit Agreement) and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As of September 30, 2021, we were in compliance with these covenants. As of December 31, 2020, we were in compliance with the financial maintenance covenant in effect at that time.

The following table summarizes our cash and amounts available under our Revolving Credit Facility for the periods indicated:

	September 30, 2021	December 31, 2020
Cash	$1,149.5	$27.2
Amounts available under Revolving Credit Facility	572.2	530.1
	$1,721.7	$557.3

In addition to the available sources of liquidity above, on September 27, 2021, we entered into a definitive agreement with affiliates of HPS Investment Partners, LLC (“HPS”) pursuant to which HPS agreed to subscribe for up to 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) at US$36.60 per share. We have the right to issue up to an aggregate amount of US$300.0 million of Series B Preferred Shares under the definitive agreement until the end of 2021. The Series B Preferred Shares are initially convertible into 6,830,601 subordinate voting shares, based on the initial liquidation preference and a conversion price of US$43.92 per share. As of the date hereof, none of the Series B Preferred Shares have been issued.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2021:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$8,385.8	$4.2	$16.7	$3,232.0	$5,132.9
Interest on long-term debt	1,910.9	94.5	681.4	589.7	545.3
Lease obligations	352.7	61.7	100.1	136.1	54.8
Equipment loans and other	4.7	0.1	0.8	0.5	3.3
Amortizing Notes	85.9	14.0	71.9	—	—
	$10,740.0	$174.5	$870.9	$3,958.3	$5,736.3

Other Commitments

We had letters of credit totaling approximately $188.4 million outstanding as of September 30, 2021 ($133.8 million as of December 31, 2020), which are not recognized in our Interim Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits

As of September 30, 2021, we had issued performance bonds totaling $1,830.9 million ($1,697.4 million as of December 31, 2020).

5.     Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ millions except per share amounts)	2021	2021	2021	2020	2020	2020	2020	2019
Financial Summary
Revenue	$1,485.1	$1,314.3	$1,186.6	$1,235.6	$1,036.0	$993.3	$931.3	$896.5
Adjusted EBITDA(1)	415.8	353.0	306.6	311.2	281.2	261.5	222.8	208.9
Net (loss) income	(245.2)	25.2	(226.2)	(486.7)	(114.7)	(115.5)	(278.0)	(182.0)
Net (loss) earnings per share	(0.71)	0.03	(0.66)	(1.39)	(0.32)	(0.32)	(0.77)	(1.01)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Over the last eight quarters our results were primarily impacted by the continued realization of organic margin expansion resulting from pricing initiatives, cost controls and overall operating leverage as volumes recovered, as well as from acquisitions and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets. Finally, our results were impacted by the measures taken by the U.S. and Canadian governments in response to COVID-19 beginning in the second quarter of 2020. For the last quarter in 2019 and the first quarter in 2020, net loss per share, basic and diluted, has been recalculated to retrospectively adjust the number of shares for the share split completed in conjunction with the pre-capital closing changes implemented as part of our IPO.

6.     Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our Annual Report. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash and cash equivalents, trade accounts receivable, trade accounts payable, long-term debt, and our TEUs. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding USD secured and unsecured notes (“Notes”). The following table summarizes the fair value hierarchy for our Notes for the periods indicated:

	Fair Value as at September 30, 2021			Fair Value as at December 31, 2020
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$5,917.6	$—	$—	$4,454.3	$—

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements, our Annual Financial Statements, and our Annual MD&A.

7.    Other

Related Party Transactions

After the payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an affiliate of Patrick Dovigi) was $10.5 million as of September 30, 2021 ($17.5 million as of December 31, 2020).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an affiliate of Patrick Dovigi) was $20.3 million as of September 30, 2021 ($26.1 million as of December 31, 2020).

For the three and nine months ended September 30, 2021, we paid $1.0 million and $2.9 million ($0.9 million and $2.3 million for the three and nine months ended September 30, 2020) in aggregate lease payments to related parties.

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series and (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Preferred Shares”).

As of September 30, 2021, we had 321,334,101 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 Preferred Shares issued and outstanding. As at September 30, 2021, the Preferred Shares are convertible into 25,521,980 subordinate voting shares, representing approximately 7.4% of the issued and outstanding subordinate voting shares and 5.5% of the outstanding voting rights attached to all of our outstanding shares and based on a conversion price of US$25.20 per share. As of September 30, 2021, we had 13,319,539 Purchase Contracts outstanding which are convertible into 29,212,413 subordinate voting shares, assuming a minimum conversion of 2.1932.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar.

8.     Accounting Policies, Critical Accounting Estimates and Judgements

We prepare our Interim Financial Statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgements are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgements” in our Annual Report.

Landfill Asset

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Three months ended September 30, 2021	Nine months ended September 30, 2021	Year ended December 31, 2020
Amortization of landfill airspace ($ millions)	$58.0	$160.2	$111.8
Tonnes received (millions of tonnes)	4.9	13.2	8.3
Average landfill amortization per tonne ($)	$11.8	$12.1	$13.5

The amortization of landfill airspace for the nine months ended September 30, 2021 did not include $14.8 million related to the difference between the asset retirement obligation (“ARO”) obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Capacity

As of September 30, 2021, we had 329.4 million tonnes (328.5 million tonnes as at December 31, 2020) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of September 30, 2021, fourteen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 140.6 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 470.0 million tonnes (469.1 million tonnes as at December 31, 2020). Based on total remaining capacity as of September 30, 2021 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 24.3 years (25.0 years as at December 31, 2020). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

9.     Non-IFRS Financial Measures and Key Performance Indicators

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA, for the applicable period, is calculated by adding and deducting (a) interest and other finance costs, (b) depreciation of property and equipment, (c) amortization of intangible assets, and (d) income tax expense (recovery) as applicable from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on fuel hedges, (d) mark-to-market (gain) loss on Purchase Contracts, (e) share-based payments, (f) gain on divestiture, (g) transaction costs, (h) IPO transaction costs, (i) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (j) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Loss Reconciliation

The table below provides the reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020
Net loss	$(245.2)	$(114.7)
Add:
Interest and other finance costs	97.0	94.9
Depreciation and amortization	227.5	124.6
Amortization of intangible assets	113.3	109.3
Income tax recovery	(101.8)	(44.9)
EBITDA	90.8	169.2
Add:
Loss (gain) on foreign exchange(1)	111.6	(22.0)
Loss on sale of property and equipment	1.7	0.3
Mark-to-market loss on Purchase Contracts(2)	208.6	107.5
Share-based payments(3)	10.9	7.2
Gain on divestiture(4)	(31.4)	—
Transaction costs(5)	17.8	17.1
Acquisition, rebranding and other integration costs(7)	5.8	0.9
Deferred purchase consideration	—	1.0
Adjusted EBITDA	$415.8	$281.2

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net loss	$(446.2)	$(508.2)
Add:
Interest and other finance costs	328.9	459.7
Depreciation of property and equipment	652.9	370.9
Amortization of intangible assets	334.5	319.5
Income tax recovery	(175.7)	(170.9)
EBITDA	694.4	471.0
Add:
Loss on foreign exchange(1)	35.3	75.6
Loss on sale of property and equipment	2.7	2.4
Mark-to-market loss on fuel hedges	—	1.8
Mark-to-market loss on Purchase Contracts(2)	319.6	93.3
Share-based payments(3)	31.2	27.1
Gain on divestiture(4)	(66.9)	—
Transaction costs(5)	43.2	36.0
IPO transaction costs(6)	—	46.2
Acquisition, rebranding and other integration costs(7)	15.9	10.1
Deferred purchase consideration	—	2.0
Adjusted EBITDA	$1,075.4	$765.5

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.
(4)	Consists of gain resulting from the divestiture of certain landfill assets, as well as hauling and ancillary operations.
(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(6)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.